Exhibit 4.2

Execution Version

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

OF

BURGERFI INTERNATIONAL, INC.

(Pursuant to Section 151 of the Delaware General Corporation Law)

BurgerFi International, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that, pursuant to the authority granted by Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and in accordance with Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), the Board of Directors of the Corporation (hereinafter being referred to as the “Board of Directors” or the “Board”), at a meeting duly called and held on October 8, 2021, has adopted the following resolution with respect to the designations, number of shares, preferences, voting powers and other rights and the restrictions and limitations thereof, of the Series A Preferred Stock:

RESOLVED, that, pursuant to the authority granted to and vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation, the designations, number of shares, preferences, voting powers and other rights and the restrictions and limitations thereof of the Series A Preferred Stock are as follows:

1. Designation and Amount. The shares of such series shall be designated as “Series A Preferred Stock”, par value $0.0001 per share (the “Series A Preferred Stock”), and the number of shares constituting the Series A Preferred Stock shall be 2,620,000. Such number of shares may be increased or decreased by resolution of the Board of Directors prior to issuance; provided, that no decrease shall reduce the number of shares of the Series A Preferred Stock to a number less than the number of shares then outstanding. Capitalized terms used but not defined in the body of this Certificate of Designation have the meanings given to them in Section 16.

2. Dividends and Distributions.

(a)

(i) From and after the Regions Maturity Date, the holders of the Series A Preferred Stock shall be entitled to receive payment-in-kind (“PIK”) dividends (including fractional shares of Series A Preferred Stock paid as dividends) on each share of Series A Preferred Stock, accruing on a daily basis as set forth below at a rate equal to the Applicable Dividend Rate, multiplied by the Series A Adjusted Price of each such share of Series A Preferred Stock (the “Preferred Dividends”); and (ii) the holders of the Series A Preferred Stock shall be also entitled to receive when, as and if declared by the Board, out of any funds legally available therefor, dividends on each share of Series A Preferred Stock in an amount equal to the aggregate amount of any dividends or other distributions, whether paid in cash, in kind or other property (including for the avoidance of doubt, any securities), on the issued and outstanding common stock, par value $0.0001 per share of the Corporation

(the “Common Stock”) on an equivalent per share of Series A Preferred Stock basis based on an equivalent number of shares and fractional shares of Common Stock equal to dividing the Series A Adjusted Price by the Common Stock Price on the applicable record date for such dividends or distributions (the “Participating Dividends” and, together with the Preferred Dividends, the “Dividends”). The Corporation will not declare or pay any dividends or other distributions on any Junior Stock (as defined below) that would require a Participating Dividend unless it concurrently therewith declares and sets aside for payment or distribution, as applicable, such Participating Dividend for all shares of Series A Preferred Stock then outstanding. For the avoidance of doubt, the calculation of Preferred Dividends under the formula in Section 2(a)(i) shall not result in an increase in the compounding rate of the Applicable Dividend Rate of more than once quarterly, as contemplated in the definition of Applicable Dividend Rate.

(b) Preferred Dividends shall be payable as PIK dividends on a cumulative basis and shall accrue and accumulate commencing on the Regions Maturity Date and be payable in arrears as applicable: (1) upon a liquidation, dissolution, winding up or Deemed Liquidation of the Corporation, on or prior to the time the holders of Series A Preferred Stock receive an amount per each share of Series A Preferred Stock equal to the Series A Redemption Price in accordance with Sections 4 and 5, (2) upon a Redemption in accordance with Section 8, on or prior to the Redemption Date, or (3) in accordance with Section 2(e) (each, a “Preferred Dividend Payment Date”). The period from the Regions Maturity Date to a Preferred Dividend Payment Date is referred to as a “Preferred Dividend Period.” If and when any Preferred Dividends are issued for the payment of accrued dividends, such shares shall be deemed to be validly issued and outstanding and fully paid and nonassessable.

(c) Participating Dividends shall be payable at any time as and when paid to the holders of Junior Stock (each such date being a “Participating Dividend Payment Date,” and, together with each Preferred Dividend Payment Date, a “Dividend Payment Date”). Preferred Dividends that are payable on Series A Preferred Stock in respect of any Preferred Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and each quarterly period being calculated based on three 30-day months. The amount of Preferred Dividends payable on Series A Preferred Stock on any date prior to the end of a Preferred Dividend Period, and for the Preferred Dividend Period, shall be computed based on the actual days elapsed each month during such period assuming a 30-day month, and for the period that the Series A Preferred Stock is outstanding. Preferred Dividends shall accumulate whether or not in any Preferred Dividend Period there have been funds of the Corporation legally available for the payment of such Preferred Dividends. Participating Dividends are payable on a cumulative basis once declared, whether or not there shall be funds legally available for the payment thereon.

(d) Participating Dividends shall be paid when and in a manner consistent with payments of dividends in respect of Junior Stock.

(e) From and after the time, if any, that the Corporation shall have failed to comply with its obligations hereunder for Preferred Dividends or failed to pay or distribute, as applicable, any unpaid Participating Dividends in accordance with this Section 2, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior

Stock, nor shall any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption or other purchase of any such Junior Stock), directly or indirectly, by the Corporation or any of its subsidiaries until (i) all such Dividends have been paid in full or (ii) all such Dividends have been or contemporaneously are declared and a sum sufficient for the payment thereof has been or is set aside for the benefit of the holders of the Series A Preferred Stock.

(f) Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon.

3. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued, without designation as to series until such shares are once more designated as part of a particular series of Preferred Stock by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other certificate of designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

4. Liquidation, Dissolution or Winding Up.

(a) Upon any liquidation, dissolution, Deemed Liquidation Event (as defined below) or winding up of the Corporation, no distribution shall be made to the holders of any Junior Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount per each share of Series A Preferred Stock equal to the Series A Redemption Price. In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Redemption Price in respect of each share of , then the holders of shares of the Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Junior Stock, including shares of Common Stock, pro rata based on the number of shares held by each such holder.

5. Deemed Liquidation Events.

(a) Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock elect otherwise by written notice sent to the Corporation at least 30 days prior to the effective date of any such event:

(i) a merger or consolidation in which:

(A) the Corporation is a constituent party; or

(B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(iii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of Hot Air, Inc. and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of Hot Air, Inc. if substantially all of the assets of Hot Air, Inc. and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Hot Air, Inc.

(b) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in this Section 5 unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in the manner specified in Section 4 hereof.

(c) In the event of a Deemed Liquidation Event referred to in this Section 5, if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Series A Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Redemption Price. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall ratably redeem each holder’s shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 5, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation.

(d) The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, right, or securities shall be determined in good faith by the Board.

(e) In the event of a Deemed Liquidation Event pursuant to this Section 5, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 5(e), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(f) For the avoidance of doubt, the insolvency of the Corporation or the institution of bankruptcy or similar proceedings on account of Corporation indebtedness shall not constitute a Deemed Liquidation Event.

6. Voting and Seniority. The shares of Series A Preferred Stock shall not have voting rights, other than any vote required by law or the Certificate of Incorporation (including this Certificate of Designation). The Series A Preferred Stock shall be senior to the Common Stock and other Junior Stock.

7. Protective Provisions. So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) other than as contemplated in Subsection 7(b) of this Certificate of Designation to increase the authorized number of shares of Series A Preferred Stock to sufficiently cover all required PIK dividends or distributions on the Series A Preferred Stock, amend, alter or repeal any provision of this Certificate of Designation or the Certificate of Incorporation or Bylaws of the Corporation (the “Bylaws”) in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

(b) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock that ranks senior or pari passu to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or upon a Deemed Liquidation Event, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock (other than for the purpose of increasing the authorized number of shares of Series A Preferred Stock to sufficiently cover all required PIK dividends or distributions on the Series A Preferred Stock and amend the Certificate of Incorporation and file a Certificate of Designation for such purposes) or increase the authorized number of shares of any additional class or series of capital stock of the Corporation that ranks senior or pari passu to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or upon a Deemed Liquidation Event, the payment of dividends and rights of redemption;

(c) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation or upon a Deemed Liquidation Event, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock (or any rights or options to acquire any capital stock) of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock (and in connection therewith any participating dividends on any other Junior Stock in the form of additional shares of Common Stock), (iii) the repurchase of Common Stock pursuant to, and in accordance with restricted stock agreements, restricted stock unit agreements, stock option plans, employment agreements, or other benefit plans for management, directors, employees or consultants of the Corporation and its subsidiaries, (iv) the payment of cash in lieu of the issuance of fractional shares, (v) the retention of Common Stock in payment of withholding taxes in connection with equity-based compensation plans, and (vi) conversions or exchanges of Junior Stock into or for Common Stock; or

(e) Issue any shares of Series A Preferred Stock to any individual, entity or other person other than to the original holders and their affiliates, and any transferees thereof.

8. Redemption.

(a) The shares of Series A Preferred Stock (in whole or in part) shall be redeemable from any holder at the Corporation’s option at any time for cash in an amount per share equal to the amount of the Series A Redemption Price. The Corporation shall send written notice of such redemption (the “Redemption Notice”) to each holder of record of Series A Preferred Stock not less than thirty (30) days prior to the date of redemption (the “Redemption Date”). Each Redemption Notice shall state: (i) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (ii) the Redemption Date and the Series A Redemption Price per share, together with the aggregate amount to be paid to each such holder; and (iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed. On or before the applicable Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on such Redemption Date, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Series A Redemption Price for each such share shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Series A Redemption Price payable upon redemption for each of the shares of Series A Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Series A Redemption Price without interest upon surrender of any such certificate or certificates therefor.

(b) Following the date of this Certificate of Designation, in the event that the Corporation consummates (i) one or more equity financings for the benefit of the Corporation or its subsidiaries in which shares of common stock, preferred stock or securities, directly or indirectly, convertible into or exchangeable or exercisable for shares of common stock or preferred stock are issued, and/or (ii) other than with respect to the Regions Credit Facility, one or more debt financings, which raise, in the aggregate and taken together with any prior or concurrent equity and/or debt financings, gross proceeds to the Corporation of $50,000,000 or more (each, a “Qualified Financing”), the Corporation shall (i) send a Redemption Notice to the holders of the Series A Preferred Stock on the date a Qualified Financing is consummated and set a Redemption Date of thirty (30) days (or if such 30th day is not a business day, the first business day thereafter) following the date a Qualified Financing is consummated, and (ii) use fifty percent (50%) of the proceeds from any such Qualified Financing for general and other corporate purposes and the remaining fifty percent (50%) of any such proceeds to promptly redeem all or a portion, as applicable, of the Series A Preferred Stock in accordance with the procedures set forth in Section 8(a), mutatis mutandis. Notwithstanding the foregoing, if any redemption under this Section 8(b) would otherwise occur before the Regions Maturity Date, and the Regions Credit Facility prohibits or limits such redemption, the Corporation shall only be obligated to redeem the Series A Preferred Stock as and to the extent permitted under the Regions Credit Facility and, promptly after such prohibition or limitation lapses, the Corporation shall redeem such shares of Series A Preferred Stock in accordance with this Section 8(b) as if such redemption had not been prohibited or limited by the Regions Credit Facility mutatis mutandis.

(c) Upon November 3, 2027, the Corporation shall redeem all then issued and outstanding shares of Series A Preferred Stock in accordance with the procedures set forth in Section 8(a), mutatis mutandis. The Corporation shall cause such redemption to occur on November 3, 2027.

(d) In the event the Corporation fails to timely redeem any shares of Series A Preferred Stock as required by Section 8(b) or 8(c) by a date that would be on or after the Regions Maturity Date, the Applicable Dividend Rate shall automatically increase to the lesser of (x) 10% (with such rate increasing by an additional 0.35% per quarter from and after the date any shares of Series A Preferred Stock were required to be redeemed pursuant to Section 8(b) or 8(c)) or (y) the maximum rate that may be applied under applicable law, unless waived in writing by a majority of the outstanding shares of Series A Preferred Stock.

9. Certain Adjustments.

(a) In the event the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 2 hereof do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive an amount equal to the aggregate amount of any such dividends or other distributions on an equivalent per share of Series A Preferred Stock basis, simultaneously with the distribution to the holders of Common Stock, based on the number of equivalent shares and fractional shares of Common Stock equal to dividing the Series A Adjusted Price by the Common Stock Price on the applicable record date for such dividends or distributions.

(b) Upon the occurrence of an adjustment under this Section 10, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property received in respect of the Series A Preferred Stock) and showing in detail the facts upon which such adjustment or readjustment is based.

10. Transferability. The Series A Preferred Stock shall be freely transferable by the holders thereof without any consent required of the Corporation subject to compliance with applicable federal and state securities laws.

11. Conversion Rights. The holders of shares of Series A Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.

12. Amendment; Waivers. At such time as any shares of Series A Preferred Stock are outstanding, any proposed waiver of or amendment to the Certificate of Incorporation (including this Certificate of Designation) that would adversely alter, change or repeal any of the preferences, powers or special rights given to the Series A Preferred Stock, shall require the approval by the Corporation and the affirmative vote of the holders of a majority of the outstanding shares of the Series A Preferred Stock, in addition to such other vote as may be required by the DGCL. Any provision in this Certificate of Designation may be waived, in lieu of a formal amendment, with the same vote as required for an amendment. The provisions of this Certificate of Designation are intended to be for the benefit of all holders of Series A Preferred Stock from time to time and shall be enforceable by any such holder.

13. Tax Treatment. The Corporation and the holders of the Series A Preferred Stock agree (a) to treat the Series A Preferred Stock as stock that is not “preferred stock” within the meaning of Section 305(b)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulation § 1.305-5 promulgated thereunder. The Corporation shall not take any position or action inconsistent with such intended treatment (including on any IRS Form 1099), unless otherwise required by either (A) a change in applicable law after the date hereof (or official interpretation thereof) or (B), a contrary “determination” (as defined in Section 1313(a) of the Code).

14. Notices. Any notice required or permitted to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

15. Certain Definitions. As used herein with respect to Series A Preferred Stock:

“Applicable Dividend Rate” shall mean (a) 7.00% per annum, compounded quarterly, with such rate increasing by an additional 0.35% per quarter commencing with the three month period ending September 30, 2024 (such that the Applicable Dividend Rate would be 7.35% per annum for the three month period ending September 30, 2024, 7.70% per annum for the three month period ending December 31, 2024 and parallel adjustments for each subsequent three-month period), and (b) in the event that the Regions Credit Facility is refinanced or repaid in full prior to June 15, 2024 and the Series A Preferred Stock is not redeemed in full on such date, (i) from and after such date, the Applicable Dividend Rate shall be 5.00% per annum, compounded quarterly, until June 15, 2024, at which time the Applicable Dividend Rate shall be determined as set forth in clause (a).

“Common Stock Price” means a per share amount equal to the arithmetic average of the VWAP for each of the 30 consecutive Trading Days immediately preceding the applicable record date.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is not an affiliate of the Corporation.

“Junior Stock” means the Common Stock and any other classes or series of capital stock ranking junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or upon a Deemed Liquidation Event, or in respect of the payment of dividends or rights of redemption (and, in each case, any rights or options to acquire any Junior Stock).

“Market Disruption Event” shall mean any of the following events:

(a) any suspension of, or limitation imposed on, trading of the Common Stock by the Principal Trading Market during the one-hour period prior to the close of trading for the regular trading session on the Principal Trading Market (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Principal Trading Market as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Principal Trading Market; or

(b) any event that disrupts or impairs (as determined by the Corporation in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Principal Trading Market (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Principal Trading Market or to effect transactions in, or obtain market values for, options contracts relating to the Common Stock on the Principal Trading Market.

“Principal Trading Market” means initially NASDAQ, and any successor national securities exchange which is the principal trading market for the Common Stock.

“Purchase Agreement” means that certain Stock Purchase Agreement, dated as of October 8, 2021, as amended and restated pursuant to that certain Amended and Restated Stock Purchase Agreement by and among Hot Air, Inc., Cardboard Box, LLC, a Delaware limited liability company and the Corporation.

“Regions Credit Facility” shall mean the indebtedness of the Corporation and certain of its direct and indirect subsidiaries, as applicable, pursuant to that certain Credit Agreement, dated as of December 15, 2015, as amended, between Plastic Tripod, Inc. and certain of its subsidiaries, Hot Air, Inc., the lenders party thereto and Regions Bank, as administrative agent and collateral agent as such credit agreement and related agreements is amended as of the Closing (as defined in the Purchase Agreement) in accordance with the terms of the Purchase Agreement.

“Regions Maturity Date” shall mean, (i) solely with respect to Section 8(b), the earlier of (a) the date that is 91 days after June 15, 2024, and (b) the date on which the Regions Credit Facility is repaid in full, and (ii) in all other cases, the earlier of (a) June 15, 2024, and (b) the date on which the Regions Credit Facility is refinanced or repaid in full.

“Series A Accrued Value” means, as of any date, with respect to any share of Series A Preferred Stock, on each Dividend Payment Date and on a cumulative basis, an additional amount equal to the dollar value of the Preferred Dividends that have accrued on such share pursuant to Section 2(a), whether or not declared (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock that results in an adjustment to the Series A Original Issue Price without reduction in the aggregate Series A Accrued Value for all shares of Series A Preferred Stock outstanding immediately prior to such adjustment).

“Series A Adjusted Price” means as of any date, with respect to any share of Series A Preferred Stock, the sum of (i) the Series A Original Issue Price plus (ii) the Series A Accrued Value.

“Series A Original Issue Price” shall mean $25.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock without reduction in the aggregate Series A Original Issue Price for all shares of Series A Preferred Stock outstanding immediately prior to such adjustment and excluded adjustments made under Section 9).

“Series A Redemption Price” shall mean a per share amount equal to the Series A Adjusted Price, plus, without duplication, any dividends unpaid thereon, plus, without duplication, an amount equal to accrued and unpaid dividends and distributions thereon for each share of Series A Preferred Stock held by such holders.

“Trading Day” shall mean a business day on which the Principal Trading Market is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

“VWAP” per share of Common Stock on any Trading Day shall mean the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Corporation) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Corporation).

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have signed and attested this Certificate of Designation on behalf of the Corporation on the 3rd day of November, 2021.

BURGERFI INTERNATIONAL, INC.

By:	/s/ Ophir Sternberg
Name: Ophir Sternberg
Title: Executive Chairman of the Board

[Signature Page to the Certificate of Designation for Series A Preferred Stock]